

February 16, 2024

Marc Fogassa
Chief Executive Officer
Jupiter Gold Corporation
Rua Vereador João Alves Praes nº 95-A
Olhos D'Água , MG 39398-000 , Brazil

> **Re: Jupiter Gold Corporation**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 28, 2023**
> **File No. 333-214872**

Dear Marc Fogassa:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation